UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           Notification of Late Filing

                        Commission File Number 333-42936

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-KSB   [ ]Form 11-K   [ ]Form 20-F   [ ]Form 10-QSB
[ ]Form N-SAR

          For Period Ended:  December 31, 2002

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------

                         PART I - REGISTRANT INFORMATION

DND TECHNOLOGIES, INC.
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Full name of registrant

Zurickirch Corp.
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Former name if applicable

375 E. Elliot Rd., Bldg. 6
--------------------------
Address of principal executive office (Street and Number)

Chandler, Arizona  85225
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City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-KSB for the period ended December 31, 2002 (the "Annual Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters. The Registrant, which has a small accounting staff, has devoted substantial time and efforts to other recent business matters affecting the Registrant, thereby delaying completion of the Annual Report. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, has not yet been completed.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Douglas N. Dixon              (480)                  892-7020
      ----------------              -----                  --------
      (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             DND TECHNOLOGIES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 31, 2003                         By  /s/ Douglas N. Dixon
                                               -----------------------------
                                                   Douglas N. Dixon, CEO